Exhibit 1.02

Conflict Minerals Report

IEC Electronics Corp. ("IEC", "we", "our", “us”, “Company”) is an electronic contract manufacturing services (“EMS”) provider to companies in various industries that require advanced technology.  We manufacture complex printed circuit boards and system-level assemblies, a wide array of cable and wire harness assemblies and precision metal components. Conflict Minerals are necessary to the functionality or production of products we manufacture.

Part I.     Due Diligence

Design of Due Diligence

Our due diligence procedures are in compliance with the Organisation for Economic Co-operation and Development (OECD) 5 Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain.

Due Diligence Measures Performed

IEC's policy regarding Conflict Minerals was communicated to employees internally and to suppliers externally via e-mail and posted to our website.

Our cross functional conflict minerals team was established to carry out the necessary due diligence and reporting requirements. The team currently includes the following roles:

Team Members:	Director - Financial Accounting & External Reporting
Supplier Quality Manager
Corporate Director of Environmental, Health and Safety
Materials Manager
Executive Sponsors:	Chief Financial Officer
VP of Finance and Chief Accounting Officer
Director of Operations - Newark

Our reasonable country of origin inquiry and due diligence procedures include the following:

•	Develop a list of components, products and suppliers with the assistance of supply chain personnel at each location.

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The components, products and suppliers will be evaluated to identify whether each contain Conflict Minerals, with the understanding that there is no minimum amount for exclusion from the requirement using a multi-layered approach.

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IEC developed a master bill of materials (BOM) for all part numbers for all IEC locations using purchase order or receiving history reports. The master BOM is updated semi-annually to keep information current. Any modifications due to Engineering Change Orders (ECO), new components, assemblies, suppliers or customers will be captured in the updated master BOM and due diligence procedures will be performed.

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We will identify and assess risks in the supply chain. For the majority of our parts, Tin is necessary to the functionality or production of a product manufactured. To a lesser extent tantalum, tungsten and gold are also necessary for some parts.

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Data collection and evaluation through a third party BOM Manager tool will identify by component and supplier if any Conflict Minerals are present, declaration status and other sourcing data via the conflict minerals reporting template developed by the Conflict-Free Sourcing Initiative. We expect that some of IEC’s suppliers’ data will not be available through the BOM Manager tool.

◦	Data will also be collected directly from suppliers using the conflict minerals reporting template developed by the Conflict-Free Sourcing Initiative.

◦	EICC templates or other forms of supplier declarations will be collected using survey software.

◦	Supplier declarations will be evaluated to determine if supplies, products or components containing Conflict Minerals purchased by IEC are derived from the Covered Countries.

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We respond to identified risks and red flags including but not limited to: Conflict Mineral source not on EICC-GeSI Conflict-Free Smelter (CFS); Conflict Minerals from area with limited known reserves; Conflict Minerals originate from or have been transported via a conflict-affected or high-risk area but reported as Conflict Free; supply chain know to have sourced minerals from a red flag locations (as identified above). We then determine if other diligence is necessary such as further follow up direct with the supplier or members of their supply chain, audits, or review of third party due diligence audits already performed.

◦	MRPro will be used to assess the status of supplier responses and facilitate responses to customer inquiries.

Exhibit 1.02

◦	Responses are then be summarized in the supplier matrix.

◦	Non-responses are followed up with additional survey requests and/or direct contact (e-mail, phone or in person) depending on risk.

•	Based upon the results of the evaluation, we will make a determination whether the IEC can be identified as DRC Conflict Free, DRC Not Conflict Free or DRC Conflict Undeterminable.

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Audit Requirement: A certified independent private sector audit is required to express a conclusion on whether the design of the issuer’s due diligence measures are in conformity with the criteria set form in a nationally or internationally recognized due diligence framework and whether the issuer’s description of the due diligence measures is performed as set forth in the Conflict Minerals Report and is consistent with the due diligence that the issuer undertook. Currently, the only known such framework is the OECD’s “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas”. An Undeterminable status does not require an audit.

•	Reporting to the customer.

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IEC issues a standard response using the EICC Template unless a customer requests another format, in which case we may customize. If vendors are not found to be DRC Conflict Free, we will communicate this to our customers.

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IEC’s corporate policy regarding Conflict Minerals and disclosure regarding whether any Conflict Minerals necessary to the functionality or production of a product originated in Covered Countries will be made publicly available on our website in accordance with Exchange Act Section 13(p)(1)(E).

Part II.    Product Description

IEC has facilities located in Newark, NY; Rochester, NY; Albuquerque NM; and Bell Gardens, CA. These facilities manufacture complex printed circuit boards and system-level assemblies, a wide array of cable and wire harness assemblies and precision metal components. Products are built to specifications provided by our customers.